August 12, 2025

Talat Imran
Chief Executive Officer
Rani Therapeutics Holdings, Inc.
2051 Ringwood Avenue
San Jose, California 95131

       Re: Rani Therapeutics Holdings, Inc.
           Registration Statement on Form S-3
           Filed August 8, 2025
           File No. 333-289424
Dear Talat Imran:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   John T. McKenna